Mail Stop 3720

March 7, 2006

<u>Via U.S. Mail and Fax (410-953-7133)</u>

Mrs. Patricia E. Jones
Secretary/Treasurer
Link Plus Corporation
6996 Columbia Gateway Drive
Suite 104
Columbia, MD 21046

      RE: Link Plus Corporation
               Form 10-KSB for the Year ended March 31, 2005
               Filed July 13, 2005
               File No. 000-50077

Dear Mrs. Jones:

We have reviewed the above referenced filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended March 31, 2005

Item 6. Management's Discussion And Analysis or Plan of Operation, page 9

1.   You state, in the third paragraph of page 9, that "…the Company executed a Cooperation Agreement with Taihang Investment and Development Company to construct a new manufacturing facility in south Shanghai to manufacture Link Plus products. The financial backing for the factory is being borne exclusively by Taihang under the agreement that Link Plus will utilize the factory." Tell us and disclose the significant terms of the agreement and the business reasons why Taihang would build the facility at no costs to you. Disclose, in MD&A, the impact of the agreement on your financial condition and results of operations, and earning trends. Refer to Item 303 of Regulation S-B.

2.   In view of the uncertainties concerning your continued existence as a going concern, your filing should contain a more detailed description of management's specific viable plans that are intended to mitigate the effect of such conditions; and management's assessment of the likelihood that such plans can be effectively implemented. Those elements of the plans that are particularly significant or critical to overcoming your present financial difficulties should be clearly identified and discussed. The viable plan description should be included in management's discussion and analysis of liquidity and in the footnotes to the financial statements.

Item 8A. Control and Procedures, page 17

3.   Your conclusion, stated in the fourth paragraph of page 17, that as of March 31, 2005 that your controls and procedures were "adequate and effective" appears to contradict the conclusion stated in the following paragraph on page 17 indicating your "… the current system of disclosure controls and procedures was *not* effective because of the internal control weakness identified below." Please clarify.

Financial Statements and Notes

Revenue Recognition Policy, page F-10

4.   Please clarify for us your revenue recognition policy with respect to the development oriented contracts you described in the second paragraph of page 12 of your September 30, 2005 Form 10-QSB, which includes achievement of milestones during the development of the project.

Note B. Business Combination, page F-15

5.   Clarify your disclosure in Note B – Business Combination on page F-15 and give us a more detailed description of your acquisition of JS Technologies, Corp. (JST). Describe the terms of the merger and tell us the following:

      a. Describe the operations, assets, and research and development conducted by JST before the merger,

      b. Describe JST's Advanced Wireless Communication System (AWICS) and the proprietary technologies upon which AWICS relied,

      c. Explain how JST extended your product offering and advanced your position in the narrow-band wireless market,

      d. Explain how you applied the purchase price allocation guidance of paragraphs 35 through 46 of SFAS 141 to this transaction and why intangibles assets such as patents, technology, licenses, contracts, customer relationships/lists etc. were not recognized,

      e. Explain how you determined the fair value the 3,672,800 common shares and the 327,200 warrants issued as consideration, and

      f. Explain why you charged the full $2,142,475 purchase price to operations.

Please refer to all pertinent authoritative accounting literature in your response and expand your disclosure as required by paragraphs 54 and 55 of SFAS 141.

Note E. Notes Payable, page F-17

6.   Refer to Note E(a). We note your issuance of 1,000,000 restricted common shares and 1,000,000 warrants with exercise price of $0.50 per share to settle the note payable of $66,826 and related interest payable of $183,174 to the CEO. We also note your disclosure that no intrinsic value or imbedded beneficial conversion features was recorded. Please explain. Tell us when this transaction occurred and what was your basis of accounting? Explain how you determined the value of the large blocks of shares and warrants issued given the low volume of OTC market trading in your securities.

7.   Similarly, refer to Note B(b) on page 9 of your September 30, 2005 Form 10-QSB and explain how you determined the value of the 262,156 common shares and 262,156 warrants issued to your former note-holder given the low volume of OTC market trading in your securities.

8.   Refer to Note E(b). We note your assumption of $40,000 of liability from a related party and account for the liability assumed as *other expense* during the year ended March 31, 2005. Advise us and disclose the facts and circumstances behind the assumption of this liability. Identify the investor and the related party and explain how you accounted for this transaction.

* * * *

As appropriate, please amend your Form 10-KSB and respond to the above comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director